UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒             Form 40-F    ☐

Decision on Acquisition of Shares or Investment Certificates of Other Corporations (Voluntary Disclosure)(Material Business Matters of Subsidiary Company)

Subsidiary company	POSCO			’s material business matters to report

1. Details of issuing company	Name of company	PT.Krakatau POSCO
	Nationality	Indonesia	Representative	Kim, Kwang-Moo
	Capital stock (KRW)	1,616,016,351,040	Relationship to company	Affiliate company
	Total number of shares issued	1,479,800	Main business	Production and sales of steel products

2. Details of acquisition	Number of shares to be acquired	739,900
	Acquisition cost (KRW)	888,084,803,840
	Equity capital (KRW)	45,559,240,327,030
	Ratio to equity capital (%)	1.95

3. Number and ratio of shares held after acquisition	Number of shares held	739,900
	Shareholding ratio (%)	50.00

4. Acquisition method		Cash payment

5. Purpose of acquisition		In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

6. Scheduled acquisition date		Before September 30, 2023

7. Date of board resolution (decision date)		August 18, 2023

- Attendance of outside directors	Present (No.)	2
	Absent (No.)	—

- Attendance of auditors (members of Audit Committee who are not outside directors)		Attended

8. Signed a put option contract, etc.?		—

- Details of agreements

- This disclosure is made by POSCO HOLDINGS regarding significant management matters of its subsidiary, POSCO, which pertains to the acquisition of steel business related shares previously owned by POSCO HOLDINGS.

- Above ‘Capital stock (KRW)’ under ‘1. Details of issuing company’ is capital of PT.Krakatau POSCO as of December 31, 2022 converted to KRW with the exchange rate of 1,267.30 KRW/US$.

- Above ‘Acquisition cost (KRW)’ under ‘2. Details of acquisition’ is based on the basic rate of exchange as of July 31, 2023, and may be subject to change depending on the exchange rate at the time of execution

- Above ‘Equity capital (KRW)’ under ‘2. Details of acquisition’ is total assets of POSCO based on consolidated financial statements of FY 2022.

- Above ‘6. Scheduled acquisition date’ is expected payment transfer date and may be subject to change depending on the review of relevant regulations and progress of acquisition process.

Above ‘7. Date of board resolution (decision date)’ is the date of resolution of the board of directors of POSCO.

- ‘Current fiscal year’ of ‘Condensed Financial Statements of Issuing Company’ below is end of FY2022 and the following exchange rates are applied for each year for the conversion into KRW.

Figures related to Statements of Comprehensive Income:

Average exchange rate for 2022: 1,291.95 KRW/US$

Average exchange rate for 2021: 1,144.42 KRW/US$

Average exchange rate for 2020: 1,180.05 KRW/US$

Figures related to Statements of Financial Position:

Year-end exchange rate for 2022: 1,267.30 KRW/US$

Year-end exchange rate for 2021: 1,185.50 KRW/US$

Year-end exchange rate for 2020: 1,088.00 KRW/US$

- ‘Total assets of subsidiary company (KRW)’ and ‘Consolidated total assets of parent company (KRW)’ under ‘Details of Subsidiary Company’ below are based on the consolidated financial statements of FY 2022.

- This transaction is a large-scale internal transaction with related party which is the subject of disclosure by Fair Trade Commission.

9. Other matters to be factored into investment decisions	ø Related disclosure	—

[Condensed Financial Statements of Issuing Company] (in KRW mn)

Category	Total assets	Total liabilities	Total shareholders’ equity	Capital stock	Sales	Net income
Current fiscal year	3,973,061	3,321,182	651,879	1,616,016	3,008,166	137,872
Previous fiscal year	3,158,351	2,933,782	224,569	1,253,074	2,695,357	476,525
Two fiscal years prior	2,710,926	2,958,210	-247,284	1,150,016	1,690,727	-204,593

[Details of Subsidiary Company]

Name of subsidiary company	POSCO
• Representative	Kim, Hag-Dong
• Main business	Production and sales of steel products
• Major subsidiary company	Yes
Total assets of subsidiary company (KRW)	45,559,240,327,030
Consolidated total assets of parent company (KRW)	98,406,780,635,254
Ratio to consolidated total assets of parent company (%)	46.3%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: August 18, 2023	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President